METZGER & McDONALD PLLC
                 (formerly Prager, Metzger & Kroemer PLLC)
                 A PROFESSIONAL LIMITED LIABILITY COMPANY
                     ATTORNEYS, MEDIATORS & COUNSELORS

STEVEN C. METZGER     3626 N. HALL STREET, SUITE 800
DIRECT DIAL 214-740-5030  DALLAS, TEXAS 75219-5133     FACSIMILE 214-224-7555
SMETZGER@PMKLAW.COM           214-969-7600                       214-523-3838
                             WWW.PMKLAW.COM                      214-969-7635


                              August 29, 2008

                                 Via EDGAR


The Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-7010
Attn:   Joanna Lam, Staff Accountant
        Ronald Winfrey, Petroleum Engineer
        Karl Hiller, Branch Chief
        Division of Corporation Finance
        Mail Stop 7010


        Re: Spindletop Oil & Gas Co. (Commission File No. 000-18774; CIK No. 0000867038) - Form 10-K for the fiscal year ended December 31, 2007 filed April 14, 2008; Form 10-Q for quarter ended March 31, 2008 filed May 15, 2008

Ladies and Gentlemen:


     On behalf of Spindletop Oil & Gas Co., a Texas corporation (the "Company"), this letter is being filed as a supplemental letter uploaded on the EDGAR system in response to a letter of comments of the Staff of the Securities and Exchange Commission dated July 24, 2008. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. On such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in each response, where appropriate, is a letter/page reference to the text of the applicable document or instrument referenced in the comment.

     This letter and Schedule 1 are being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter or included in this letter or
Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct.

                                                Very truly yours,
                                                /s/ Steven C. Metzger
                                                Steven C. Metzger






                                SCHEDULE 1

                   Response to Comments of the Staff of
                  The Securities and Exchange Commission
               by letter dated July 24, 2008 with respect to
            Form 10-K for the year ended December 31, 2007 and
               Form 10-Q for quarter ended March 31, 2008 of
                         Spindletop Oil & Gas Co.
                       Commission File No. 000-18774

     The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated July 24, 2008 with respect to Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for quarter ended March 31, 2008 of Spindletop Oil & Gas Co. For convenience, each comment of the Staff is Restated below, with our response noted immediately following each comment. Also included in such response is a letter/page reference to the text of the Form 10-K for the fiscal year ended December 31, 2007 or Form 10-Q for the quarter ended March 31, 2008, as applicable, and/or a reference to the date of supplemental information provided to the Staff. For convenience, in the responses, Spindletop Oil & Gas Co. is referred to as the "Registrant" or the "Issuer" or the "Company" or "Spindletop. "

Form 10-K for the fiscal year ended December 31, 2007
-----------------------------------------------------

Controls and Procedures, Page 36
--------------------------------

     Comment/Observation No. 1. It does not appear that your management has Performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

     If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

     In performing your evaluation, you may find the following documents helpful:



       - the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:
       http://www.sec.gov/rules/final/2007/33-8809.pdf;

       - the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at:
       http://sec.gov/rules/interp/2007/33-8810.pdf; and

       - the "Sarbanes-Oxley Section 404 - A Guide for Small Business" brochure at:
      (Http://www.sec.gov/info/smallbus/404guide.shtml).

     In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

     Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 of Item 601(b)(31) of Regulation S-K.

     Response to Comment/Observation No. 1.

The underlined paragraph of the following, was inadvertently left out of
Item 9A(T) of the 2007 Form 10-K.


Management Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(b) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States ("GAAP, US") and includes those policies and procedures that:

   - pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company;

   - provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, US and that receipts and expenditures of a company are being made only in accordance with authorization of management and directors of a company; and

   - provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes and conditions or that the degree of compliance with policies or procedures may deteriorate. Accordingly, even internal controls determined to be effective can provide only reasonable assurance that information required to be disclosed in and reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and represented within the time periods required.

Management of the Company has assessed the effectiveness of its internal control over financial reporting at December 31, 2007. To make this assessment, the Company used the criteria for effective internal control over financial reporting described in Internal Control Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management of the Company believes that as of December 31, 2007, the internal control system over financial reporting met those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting.

There has been no change in the Registrant's internal control over financial reporting during the fourth fiscal quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

The Company will insure that Item 9A(T) is complete when filing its 2008 Annual Report Form 10-K


Financial Statements
--------------------

Note 1 - Basis of Presentation and Organization, Page 55
--------------------------------------------------------

Comment/Observation No. 2. We generally find that registrants will need to disclose the potential effects that recently issued accounting standards may have on their financial statements when adopted in a future period to comply with SAB Topic 11:M.

     Response to Comment/Observation No. 2.

The Company has disclosed in the Significant Accounting Policies footnote when new accounting standards affect the accounting policies of the Company. In the 2007 Form 10-K, the following policies are detailed:

Footnote 2: Summary of Significant Accounting Policies
     Page 57 - Accounting for Asset Retirement Obligations (SFAS 143) Page 57 - Income Taxes (FASB Interpretation No. 48)
     Page 58 - Share-Based Payments (FAS 123R)



There are many new accounting standards issued each year, many of which, will not affect the Company because the standards apply to issues the Company does not have, or to other industries, for which the accounting standards do not
apply.   The following are some descriptions (or disclosures) of some recent accounting pronouncements that we could disclose in the 2008 annual report form 10K and the effect (if any) on future accounting.


Newly issued accounting standards.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." ("SFAS No. 157"). SFAS No. 157 defines fair value and establishes a framework for measuring fair value, which includes a hierarchy based on the quality of inputs used to measure fair value. SFAS No. 157 also expands disclosures about fair value measurements. SPAS No. 157 does not require any new fair value measurements. SFAS No. 157 requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. SFAS No. 157 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement. The levels of the SPAS No. 157 fair value hierarchy are described as follows:

     - Level 1-Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

     - Level 2-Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability.

     - Level 3-Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

SFAS No. 157 became effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB also removed certain leasing transactions from the scope of SFAS No. 157. On January 1, 2008, the Company adopted SFAS No.
157. The Company currently does not have any non-financial assets or non-financial liabilities that are required to be measured under SEAS No. 157. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115." ("SFAS No. 159"). SPAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 became effective for fiscal years beginning after November 15, 2007. On January 1,2008, the Company adopted SFAS No. 159 and has currently not elected to measure any financial instruments or other items (not currently required to be measured at fair value) at fair value.

In December 2007, the FASB issued SPAS No. 141 (revised 2007) ("SFAS l4lR"), "Business Combinations. " SFAS l4lR establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combinations. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing accounting principles until January 1, 2009. The Company expects SFAS 141R will affect the Company's consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, term and size of the acquisitions, if any, the Company consummates after the effective date.

In December 2007, the FASB issued SPAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, and will impact the recording of minority interest. The Company is currently evaluating the effects the adoption of SFAS No. 160 will have on its financial position and results of operations.


Oil and Gas Properties, Page 56
-------------------------------

     Comment/Observation No. 3. We note your disclosure in the first Paragraph under this hearing, indicating that you follow the full cost method Of accounting for your oil and gas properties, also stating "If unamortized costs within a cost center exceed the cost center ceiling (as defined), the excess is charged to expense during the year in which the excess occurs."

     However, under the heading "Investments in real Estate and Oil and Gas Properties" on Page 57, you indicate that oil and gas properties are subject to impairment testing under SFAS 144. The guidance in SFAS 144, footnote 2, states that "accounting requirements for oil and gas properties that are accounted for using the full-cost method of accounting are prescribed by Regulation S-X, Rule 4-10. " In other words, SFAS 144 does not apply to oil and gas properties that are accounted for under the full cost methodology.

     Therefore, it appears you will need to revise your disclosure to clarify your handling of impairment testing for oil and gas properties. Tell us how your accounting and disclosure would need to change to reflect proper accounting for impairment for oil and gas properties, to comply with Regulation S-X, Rule 4-10(c)(4).



Response to Comment/Observation No. 3.

We propose to revise our disclosure in the subject footnote in the 2008 Form 10-K as follows:

Investments in Real Estate
--------------------------
All investments in real estate holdings are stated at cost or adjusted carrying value. Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), requires that a property be considered impaired if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property. If impairment exists, an impairment loss is recognized by a charge against earnings equal to the amount by which the carrying amount of the property exceeds fair market value less cost to sell the property. If impairment of a property is recognized, the carrying amount of the property is reduced by the amount of the impairment, and a new cost for the property is established. Depreciation is provided over the properties estimated remaining useful life. There was no charge to earnings during 2007 due to impairment of oil and gas properties or real estate holdings. Impairment of oil and gas assets are prescribed.

Investments in oil and gas properties follow the full cost method of accounting. Impairment of these assets is not subject to SFAS No. 144 as described above, but are subject to impairment under the provisions prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10) as previously described in this footnote under Oil and Gas Properties.


     Comment/Observation No. 4. We note you have not mentioned estimated Future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs when discussing your cost amortization policy. These should be included in the costs subject to amortization under Rule 4-10(c)(3)(I) of Regulation S-K.

     Please submit the disclosure that you propose to clarify your handling of these estimated future amounts and advise us of any changes that you would need to make to your accounting to comply with this guidance.

     Response to Comment/Observation No. 4.

We propose to revise our disclosure in the subject footnote in the 2008 Form 10K as follows. No change in accounting will be required as the result of the change in disclosure indicated in the following paragraphs.

Oil and Gas Properties
----------------------

The Company follows the full cost method of accounting for its oil and gas properties. Accordingly, all costs associated with acquisition, exploration and development of oil and gas reserves are capitalized and accounted for in cost centers, on a country-by-country basis. If unamortized costs within a cost center exceed the cost center ceiling (as defined), the excess is charged to expense during the year in which the excess occurs.


Depreciation and amortization for each cost center are computed on a composite unit-of-production method, based on estimated proven reserves attributable to the respective cost center. All costs associated with oil and gas properties are currently included in the base for computation and amortization. Such costs include all acquisition, exploration, development costs and estimated future expenditures for proved undeveloped properties as well as estimated dismantlement and abandonment costs as calculated under the asset retirement obligation category, net of salvage value. All of the Company's oil and gas properties are located within the continental United States.

Gains and losses on sales of oil and gas properties are treated as adjustments of capitalized costs. Gains or losses on sales of property and equipment, other than oil and gas properties, are recognized as part of operations. Expenditures for renewals and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred


Accounts Receivable, Page 59
----------------------------

     Comment/Observation No. 5. We note that you report $1,057,000 of accrued receivable as at December 31, 2007. Please disclose the nature of this account, with details sufficient to understand the underlying transactions, collection terms, and other features which differentiate this receivable from your trade receivables.

     Response to Comment/Observation No. 5.

     Accrued Receivables are:
        Receivables from purchasers of oil and gas. These revenues are Booked from check stub detail after receipt of the check for sales of oil and gas products. These payments are for sales of oil and gas produced in the reporting period, but for which payment is not received and booked until after the closing date of the reporting period. Therefore they are accrued receivables as of the balance sheet date. Revenues for oil and gas production that has been sold but for which payment has not yet been received is accrued in the period sold.


Comment/Observation No. 6. We generally expect registrants that have Significant revenue to include the accounting policy for revenue recognition to comply with the guidance in APB 22. Given the significance of your revenue generated from oil and gas activities, please describe your accounting policy for recognizing oil and gas revenue. Also clarify your accounting for balancing arrangements, relative to the guidance in EITF 90-22.

     Response to Comment/Observation No. 6.

We propose to revise our disclosure for revenue recognition in the 2008 Form 10K by adding the following wording:




Revenue Recognition
-------------------

The Company follows the "sales" (takes or cash) method of accounting for oil and gas revenues. Under this method, we recognize revenues on oil and gas production as it is taken and delivered to the purchasers. The volumes sold may be more or less than the volumes we are entitled to based on our ownership interest in the property. These differences result in a condition know as a production imbalance. Our crude oil and natural gas imbalances are insignificant.


Common Stock, Page 61
---------------------

     Comment/Observation No. 7. We understand that you have issued restricted shares to employees during each of the past three years, and have valued such compensation at a 60% discount from the market price of free trading shares. You explain that the discount was "...based in part on the fact that the shares were restricted and could not be sold or traded for at least one year from the date of issue. " Please advise us about the terms of the restrictions and the other factors to which you ascribed any portion of the discount. Please submit a schedule showing the portion of the discount associated with each factor, and the analysis that you performed in determining there was correlation between each factor and the discount ascribed.

     Response to Comment/Observation No. 7.

The value of the discount was determined by management of the company based on the following factors:
     1. The stock was issued as a part of an employment agreement to induce the employee to come to work for the company. It was not a "stock option" as it was issued to the employee and vested immediately. It was accounted for as "compensation" and the discounted value was charged to current earnings. Employment taxes were paid on the discounted value of this stock by both the Company and by the employee.

     2. The stock issued was "restricted stock" which according to Rule 144 of the SEC must be held for a period of at least one year before it can be sold. This prevents the holder from immediately selling the stock. The future value of the stock one year after issue cannot be determined at the time of the issue.

     3. The Company's common stock is traded in the Over the Counter market (Symbol SPND). Of 7,610,803 shares which are outstanding, 5,900,543 or 78%, are held by one shareholder, Giant Energy Corp., a closely held corporation whose stock is owned by the President of Spindletop Oil & Gas Co. As of 8/15/2008, according to the Company's stock book, about 13.4% of the Company's common stock is being traded through brokerage houses. During the 52 week period from August 1, 2007 through July 31, 2008, there were a total of 256 trading days. During that period, there were 112 (44%) days in which the Company's stock was traded.
     Conversely, there were 144 (56%) days that the Company's stock was not traded. Also during that period, the Avg Vol (3m) of trading for the Company's stock as shown on the Finance.Yahoo.com website, ranged from a
     low of 81.54 to a high of 2,611.29 shares.   Management believes this is
     a very thinly traded market and the opportunity to sell large quantities of the Company's stock is severely limited.

The Company does not have a stock option plan or program for employees, and no stock options have ever been issued. However, since the stock issued was a direct part of compensation, the Company felt that FAS 123R - Share Based Payments applied with respect to a discount on the issued stock, and management felt that because of the above three factors, that a discount was warranted. Formulas to calculate a discount did not apply in this situation since no options are outstanding and to estimate which options may or may not be exercised, or to what extent volatility in the stock market may have an effect in those decisions, do not apply as the stock was issued as fully vested. The overall discounted value was based on management's evaluation of the above three factors considered together.

The effect on financial statement reporting is immaterial. If the Company applied a discount factor of zero to the issuance of the stock based compensation, the amount would have had a P/L effect of approximately $51,000 or 1.84%. Any discount factor between zero and 60% would obviously make the financial statement impact smaller.


Form 10-Q for the Fiscal Quarter Ended March 31, 2008
-----------------------------------------------------

Controls and Procedures, Page 11
--------------------------------

     Comment/Observation No. 8. We note your officers concluded that your Disclosure controls and procedures "...are effective in timely alerting them to material information relating to the Company...which is required to be included in the Company's periodic SEC filings." This representation implies a limitation on the scope of your conclusion and does not address the assessment made as of the end of the fiscal year.

     If you are going to include a representation about how the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(c) of Regulation 13A, i.c. "...controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. "

     In conjunction with your reply, please advise us of the disclosure that would be pertinent to your quarterly filing as necessary to comply with the requirements of Items 307 of Regulation S-K.


     Response to Comment/Observation No. 8.

The Company proposes to change the language in the following Item 4 as follows. Strike through words will be deleted, and underlined words added.



Item 4. - Controls and Procedures

(a) As of the end of the period covered by this report, Spindletop Oil & Gas Co. carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 and 15d-15. Based upon the evaluation, the Company's Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are were effective as of the end of the period covered by the report. in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) which is required to be included in the Company's periodic SEC filings.

(b) There have been no changes in the Company's internal controls over financial reporting during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect the Company's internal controls over financial reporting.



Engineering Comments
--------------------

Properties, Page 27
-------------------

Oil and Gas Properties, Page 27
--------------------------------

     Comment/Observation No. 9. Please disclose your gross and net productive wells and acreage as specified in SEC Industry Guide 2, paragraph 4.

     Response to Comment/Observation No. 9.


Productive Wells

     The following table sets forth our domestic productive wells at July 31, 2008

              Gas                  Oil                Total
       Gross       Net      Gross       Net      Gross      Net
---------------------------------------------------------------------
        279       67.33       83       18.97      362      86.30


Acreage

The following table sets forth our undeveloped and developed gross and net leasehold acreage at July 31, 2008. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas, regardless of whether or not such acreage contains proved reserves.

         Undeveloped            Developed             Total
       Gross       Net      Gross       Net      Gross      Net
---------------------------------------------------------------------

       2,060      2,054    122,410    21,701    124,470   23,755

All the leases for the undeveloped acreage summarized in the preceding table will expire at the end of their respective primary terms unless prior to that date, the existing leases are renewed or production has been obtained from the acreage subject to the lease, in which event the lease will remain in effect until the cessation of production. As is customary in the industry, we generally acquire oil and gas acreage without any warranty of title except as to claims made by, through or under the transferor. Although we have title to developed acreage examined prior to acquisition in those cases in which the economic significance of the acreage justifies the cost, there can be no assurance that losses will not result from title defect or from defects in the assignment of leasehold rights.


Oil and Gas Properties, Page 29
-------------------------------

     Comment/Observation No. 10. We note your statement, "The Company currently has leases covering in excess of 9,204 gross acres, mostly held by existing production, in Clay, Denton, Eastland, Erath, Hood, Palo Pinto, Parker, and Tarrant Counties, Texas, that the Company believes may have drilling locations for the Barnett Shale Formation. The Company has included some of these potential locations in its calculation of proven undeveloped oil and gas reserves but the Company has not included any of its probably or possible locations." Please explain to us whether:

     - The acreage is held by production from the Barnett Shale;

     - You identified and mapped these proved undeveloped locations as adjacent offsets to productive Barnett Shale wells;

     - The drilling of these PUD locations has been proposed by the operator. Include appropriate technical support, e.g. maps, AFE's.

Response to Comment/Observation No. 10.

Regarding the above questions:

     - The acreage is held by production from shallower formations, although the leases held are to depths that include the Barnett Shale;

     - The Company provided maps and technical data to Netherland, Sewell & Associates, Inc.("NSAI"), petroleum consultants to use in the preparation of the Company's annual reserve report. NSAI calculated our Proved Undeveloped ("PUD") reserves using definitions adapted from U.S. Securities and Exchange Commission Regulation S-X Rule 4-10(a). The definition for Proved Undeveloped Reserves use in their report is as follows:

"Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the are and in the same reservoir. "

     - Spindletop Oil & Gas Co. is the operator of the subject PUD wells and anticipates drilling these wells in the future.


Financial Statements, Page 49
-----------------------------

Quantities of Proved Reserves, Page 72
--------------------------------------

     Comment/Observation No. 11. Per paragraph 11 of FAS 69, please disclose The technical factors that led to the significant revisions of your 2006 proved reserves.

     Response to Comment/Observations No. 11.

We don't see the significant difference in the revisions of our Proved reserves from 2006 to 2007 (356,622 bbls to 345,154 bbls, a change of -3.22% and 13,382,965 mcf to 14,366,765 mcf, a change of 7.33%). The change in Proved Developed reserves from 2006 to 2007 was a decrease in oil of -1.95%, and an increase in gas of 48.89%. The increase in gas reserves for Proved Developed reserves was from the drilling of 7 gross (3.5% net) Barnett Shale wells .


     Comment/Observation No. 12. Your 2006 extensions and discoveries - 137 MBO and 6.8 BCFG - appear to have been accomplished with the drilling (page
28) of .63 net wells - 10 gross wells - pr 12 BCFE per net well. Please furnish to us technical support for these reserve additions.

     Response to Comment/Observation No. 12.

It appears the 137 MBO and l.8 BCFG mentioned in your comment applies to Revisions of Previous Estimates for 2006. Extensions and discoveries were reported as 36 MBO and 6.1 BCFG.

The Extensions and Discovery amounts shown on the table on page 72 not only include added reserves from newly drilled wells, but also include reserves additions that were not booked from properties that previously were not given any reserve values in previous reserve reports. In addition, Proved Undeveloped reserves were created by other operators' completed producing wells offsetting our acreage.







Standardized Measure ... Page 73
---------------------------------

     Comment/Observation No. 13. Please reconcile for us the differences between the unit future production costs - $26.8 million/2739.6 MBOE = $9.78?BOE - with your 2007 historical unit production on page 29, $14.36/BOE.

     Response to Comment/Observation No. 13.

The $26.8 million future production cost is from the Annual Reserve Report prepared by Netherland, Sewell & Associates, Inc. ("NSAI") and represents their estimate of undiscounted future operating expenses from 1/1/2008 through 50 years (12/31/2058). The 2739.0 MBO Equivalent is calculated by The reserve report showing an estimated 14366.765 MMCF of gas (divided by 6) and 345.154 MBBL Oil which are the estimated units of production over the 50 year future lives of the properties.

The actual production costs for 2007 averaged $14.36 per EBO as there were included a large amount of one time workover expenses for many of the Company wells. Since these type costs are incurred on a one-time or otherwise infrequent basis, they do not purport to show the normal recurring expenses associated with operating a well. The reserve report included normal recurring operating costs such as pumper salaries, salt water disposal expense, fuel, electricity, and other normal recurring expenses.


































                         SPINDLETOP OIL & GAS CO.
                              ACKNOWLEDGMENT

The undersigned, on behalf of Spindletop Oil & Gas Co., a Texas corporation (the "Company"), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission dated July 24, 2008, does hereby acknowledge on behalf of the Company that:

       1. The Company is responsible for the adequacy and accuracy of the disclosure in filings with the Securities and Exchange Commission (the "Commission").

       2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

       3. The company may not assert Staff comments as a defense in any Proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 29th day of August, 2008.

                                          SPINDLETOP OIL & GAS CO.
                                          By: /s/ Robert E. Corbin
                                          Robert E. Corbin, Controller,
                                          Principal Financial Officer